Erik Nelson, Sr. Securities Counsel
Allianz Investment Management LLC
5701 Golden Hills Drive | Minneapolis Minnesota | 55416-1297
Telephone:  763-765-7453
Fax:   763-765-6355

July 19, 2010

VIA EDGAR

Allison White
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549

RE:
Registration Statement on Form N-14 (SEC File No. 333-167875) for Combination of Certain Series of the Allianz Variable Insurance Products Fund of Funds Trust (the "Trust") with and into Corresponding Series of the Trust (SEC File Nos. 333-119867 and 811-21624)

Dear Ms. White:

On July 12, 2010, you provided telephonic comments regarding the above-referenced Registration Statement. This letter and the attached change pages to the Registration Statement are being sent in response to those comments. If I have misinterpreted any of your comments, please let me know.

Comment:  You noted that the second bullet point on the shareholder letter indicates that a reason for the reorganization is “Reducing contractual management fees and overall expenses for shareholders of the Acquired Fund.” However, management fees for the Acquiring Fund actually are the same as the Acquired Fund, although overall expenses are expected to be lower.

Response:  We will revise this bullet to read, “Reducing overall expenses for shareholders of the Acquired Fund.”

Comment:  You noted that the AZL Allianz Global Investors Select Fund includes the word “Global” in its name and requested that we add disclosure under Comparison of Investment Strategies on page 5 as to the allocation of each Fund’s assets between foreign and domestic securities.

Response:  We believe that this comment is inapplicable because neither Fund is considered to be a “global fund.” The Acquired Fund includes “Global” in its name only because, as is clearly disclosed in the prospectus, the Fund’s assets are invested in a combination of underlying funds each of which is managed by an asset management firm that is a part of Allianz Global Investors.

Comment:  You requested that the Fees and Expenses section be moved before the Performance section.

Response:  We will make this change as requested.

Comment:  On the Annual Fund Operating Expenses table, you requested that we consider deleting the line item for Distribution (12b-1) Fees.

Response:  We will delete that line item.

Comment:  On the Annual Fund Operating Expenses table, you requested that we revise footnote (a) to make clear that the management fee is a flat rate or delete the footnote.

Response:  We will delete footnote (a).

Comment:  You noted that section 11 of the Agreement and Plan of Reorganization allocates certain costs of the reorganization to the Acquired Fund (although we have indicated that we expect all such costs to be borne by the Manager pursuant to the Acquired Fund’s expense limitation agreement). Because reorganization costs could fall on the Acquired Fund (if, for example, the Fund fell below its expense cap prior to the reorganization), you requested that we revise disclosure in the Registration Statement, the capitalization table, the pro forma statement of assets and liabilities and the pro forma statement of investments to reflect reorganization costs allocated to the Acquired Fund.

Response:  We will revise section 11 of the Agreement and Plan of Reorganization to allocate all costs of the reorganization to the Manager. We also will make corresponding changes to disclosure regarding reorganization expenses. I spoke with Tony Burak on July 12 regarding this change, and I understand that the revision to section 11 will satisfy this comment.

Comment:  You noted that the pro forma statement of operations should not reflect reorganization fees because the payment of those fees does not represent a continuing impact to the fund.

Response:  We will make this change as requested.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking an action with respect to the filing and does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik Nelson